MARK ROSS
c/o Rubicon Minerals Corporation
P.O. Box 274,
103 McMarmac Road,
Cochenour, Ontario, Canada
P0V 1L0
Phone: 1-807-662-7026

CONSENT

March 26, 2014

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street,
Vancouver, B.C.
V6C 2V6

And

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

I hereby consent to being named in the Annual Information Form of the Company, dated March 26, 2014 for the fiscal year ended December 31, 2013 (the “AIF”) and to the use of the technical and scientific information I have reviewed and approved relating to the Company’s properties, which information is contained in the AIF and incorporated by reference in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2013.

I also consent to the incorporation by reference of the above information into Rubicon Minerals Corporation’s Registration Statement (No. 333-194076) on Form F-10.

Sincerely,

/s/ “Mark Ross”

Mark Ross, B.Sc., P.Geo
Chief Mine Geologist
Rubicon Minerals Corporation